

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2015

Via E-mail
Christopher Rohrbacher
Senior Vice President
Nuveen Investments, Inc.
333 West Wacker Drive
Chicago, IL 60606

> **Re:** **Nuveen Diversified Commodity Fund**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 3, 2015**
> **File No. 001-34879**
>
> **Nuveen Long/Short Commodity Total Return Fund**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 3, 2015**
> **File No. 001-35710**

Dear Mr. Rohrbacher:

We have limited our review of your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

1. We note your statement in response to comment 1 of our letter dated February 12, 2015 that the proposed changes to the trust agreements that are not directly related to the implementation of the ETF structure are immaterial and could be made without shareholder approval. This statement appears to refer to the changes to Nuveen Diversified Commodity Fund's trust agreement relating to the manager, as described in the last bullet on page 4 of the proxy statement. Please provide support for the assertion that all of these changes could be made without shareholder approval. Please specifically address the changes in Section 1.6, Section 4.2(k), Section 5.3, Section 9.3(c), and Section 12.1(b); provisions relating to appointments to and authority of the Independent Committee; and provisions relating to the authority to remove the Manager for cause.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or me at (202) 551-3655 if you have questions regarding our comments.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: J. Craig Walker, Esq.
        K&L Gates LLP